SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 3 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                      SUMMIT HOLDING SOUTHEAST, INC.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 866078108
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                              (CUSIP NUMBER)

                        GREENLIGHT CAPITAL, L.L.C.
                      420 Lexington Avenue, Suite 875
                         New York, New York  10170
                         Tel. No.: (212) 973-1900
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4675
                              (214) 969-2800

                               July 1, 1998
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          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 866078108             13D/A


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Greenlight Capital, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF      7    SOLE VOTING POWER           254,000
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      254,000
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     254,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.39%

14   TYPE OF REPORTING PERSON*

     OO


*SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 866078108             13D/A


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     David Einhorn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           254,000
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      254,000
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     254,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.39%

14   TYPE OF REPORTING PERSON*

     IN


*SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 866078108             13D/A


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Jeffrey A. Keswin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           254,000
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      254,000
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     254,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.39%

14   TYPE OF REPORTING PERSON*

     IN


*SEE INSTRUCTIONS BEFORE FILLING OUT


                      AMENDMENT No. 3 to SCHEDULE 13D

     This Amendment No. 3 to Schedule 13D is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, as an amendment to the initial statement on
Schedule 13D and amendment nos. 1 and 2 thereto, relating to shares of Common Stock ("Shares") of Summit Holding Southeast, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission on June 2, 1997 (collectively, the "Initial Schedule 13D").

     This Amendment No. 3 to Schedule 13D relates to Shares of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), of which Greenlight acts as investment advisor. The Initial Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     Greenlight Capital, L.L.C., a Delaware limited liability company, provides investment management services to private individuals and institutions and is located at 420 Lexington Avenue, Suite 875, New York, New York 10170. Messrs. Einhorn and Keswin are the principals of Greenlight. The principal occupation of both Mr. Einhorn and Mr. Keswin is investment management, and they are both United States citizens. Their business address is 420 Lexington Avenue, Suite 875, New York, New York, 10170. Neither Greenlight, Mr. Einhorn nor Mr. Keswin has been convicted in a criminal proceeding during the last five years. Neither Greenlight, Mr. Einhorn nor Mr. Keswin is, and during the past five years was, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     As of July 1, 1998, Greenlight had invested (i) $1,154,958 in Shares through Greenlight Fund, (ii) $1,371,252 in Shares through Greenlight Qualified and (iii) $1,276,941 in Shares through Greenlight Offshore, all as described in Item 5 below. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Qualified and Greenlight Offshore, as the case may be.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Initial Schedule 13D is hereby amended by amending and restating Items 5(a), (b) and (c) as follows:

          (a) As of July 1, 1998, Greenlight, Mr. Einhorn and Mr. Keswin are beneficial owners of an aggregate of 254,000 Shares of the Issuer or 4.39% of the Shares outstanding. The 254,000 Shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of the Greenlight Fund, Greenlight Qualified or Greenlight Offshore, as the case may be.

     The number of Shares beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin and the percentage of outstanding Shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Greenlight, Mr. Einhorn and Mr. Keswin on July 1, 1998 is based on 5,791,600 outstanding Shares as of April 30, 1998 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Commission for the quarterly period ended March 31, 1998.

          (b) Greenlight, Mr. Einhorn and Mr. Keswin for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified have the power to vote and dispose of the Shares held by each such entity.

          (c) The transactions in the Issuer's securities by Greenlight during the last sixty days are listed on Annex A attached hereto and made a part hereof.

                                  ANNEX A


 Transaction         Buy/Sell    Quantity      Price per
     Date                        (shares)      Share ($)
-----------         ---------    ---------     ---------
   6/30/98            Sell        60,000       $31.875
   7/1/98             Sell       215,000        31.875


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    July 6, 1998



                                   Greenlight Capital, L.L.C.


                                   By:  /s/ Jeffrey A. Keswin
                                        -----------------------------------
                                        JEFFREY A. KESWIN, Managing Member



                                   /s/ David Einhorn
                                   --------------------------------
                                   David Einhorn



                                   /s/ Jeffrey A. Keswin
                                   --------------------------------
                                   Jeffrey A. Keswin